Commission file number: 0-18892

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2002

MAYNE ~~GROUP~~ Nickless LIMITED

(Translation of Registrant's Name Into English)

21/390 St Kilda Road
Melbourne, Victoria 3004
Australia

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F _X_ Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No X.

(If "Yes is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.)

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
Facsimile 61 2 9227 0339
Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: **COMPANY ANNOUNCEMENTS OFFICE**

DATE: 17/04/2002

TIME: 18:59:21

TO: MAYNE GROUP LIMITED

FAX NO: 03-9868-0757

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED
COMPANY ANNOUNCEMENTS OFFICE

PAGES: 1

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Extension of Contract with Carter Holt Harvey Tissue

mayne

17 April 2002

Mayne Group Limited
ABN 56 004 073 410

PO Box 1671N GPO Melbourne
Victoria 3001 Australia
390 St Kilda Road Melbourne
Victoria 3004 Australia
Telephone 61 3 9868 0700
Fax 61 3 9867 1179

Company Announcements Office
Australian Stock Exchange
Level 4
20 Bridge Street
Sydney NSW 2000

No. of Pages 2 (including this page)

Dear Sir

Media Release

Please find following a media release in relation to the extension of Mayne's contract with Carter Holt Harvey Tissue.

Yours faithfully,
Mayne Group Limited

John Priestley
Company Secretary

CS1001 09/01

MEDIA RELEASE
17 April 2002

Mayne and Carter Holt Harvey Tissue extend contract

Mayne Group Limited announced that its contract with major logistics customer, leading paper group Carter Holt Harvey Tissue, has been extended by a further three years. The current contract expires on 30 June 2002.

Carter Holt Harvey Tissue is a market leader in household and commercial paper tissue products, owning the Sorbent, Purex, Handee, Libra and Deeko brands amongst others. Mayne Logistics operates distribution centres on behalf of Carter Holt Harvey and provides national linehaul services and local distribution in all capital cities.

Media enquiries:
Carl Kitchen
Group Public Affairs
Ph: +61 3 9868 0886
Mob: 0400 104 734

Investor enquiries:
Cameron Fuller
Ph: +61 3 9868 0968
Mob: 0417 338 953

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAYNE GROUP LIMITED

By: ______________________

Name: John Priestley
Title: Company Secretary

Date: 18 June 2002